

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2014

Via E-mail
Mr. Jamie L. Buskill
Senior Vice President, Chief Financial and
    Administrative Officer and Treasurer
Boardwalk Pipeline Partners, LP
9 Greenway Plaza
Suite 2800
Houston, Texas 77046

> **Re: Boardwalk Pipeline Partners, LP**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **Form 10-Q for the Period Ended September 30, 2013**
> **Filed October 29, 2013**
> **File No. 1-32665**

Dear Mr. Buskill:

We have reviewed your response dated October 9, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 42

1. We note your response to comment 2 in our letter dated September 11, 2014. As indicated by the difference in the September 30, 2013 payout ratio based on GAAP cash flows from operations less maintenance capital expenditures and the payout ratio based on Distributable Cash Flow, it appears that cash flows from your operations were not

sufficient to fully fund your year-to-date September 30, 2013 cash distributions and these cash distributions were partially funded by the sale of your operating assets. We acknowledge your disclosures regarding the decline in the price you could charge for transportation on your pipelines and the changes in the industry that led to that situation. We also acknowledge your disclosure that these changes had negatively affected and were expected to continue to negatively affect your revenues, EBITDA and distributable cash flows. However, we do not see how these disclosures conveyed to your investors that your cash distributions were being partially funded by the sale of your operating assets. We also do not see where you explained management's expectation as to whether fourth quarter operating cash flows would be sufficient to support the cash distribution on an annual basis or whether funding from other sources such as the sale of assets would continue to be necessary. Please tell us where you made these disclosures. If you did not make these disclosures, explain to us in more detail how you determined it was not necessary to acknowledge the fact that cash generated by your operations was not sufficient to support your cash distributions in order to meet Item 303 of Regulation S-K's objective to discuss any known trends or uncertainties that are reasonably likely to result in your liquidity changing in any material way.

Form 10-K for the Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Market Conditions and Contract Renewals, page 29

2. We note your response to comment 4 in our letter dated September 11, 2014. In future filings, please also disclose the amount of revenue from firm contracts generated in the then-current fiscal year. For example, in your fiscal year 2014 Form 10-K, please disclose the actual firm contract revenues for fiscal year 2014 as well as the committed firm revenues for fiscal years 2015 and 2016. We believe this disclosure is meaningful for investors to compare current year firm contract revenue to future years and compute the portion of current year revenue that was generated outside of firm contracts.

Capital Expenditures, page 31

3. We note your response to comment 8 in our letter dated September 11, 2014. Since you classify entire projects, rather than individual assets, as maintenance capital expenditures or growth capital expenditures, it appears that you may have some capital expenditures with elements of both maintenance and growth that are classified entirely as growth capital expenditures. For example, as part of a project you may replace an asset that needs repair or needs to be retired with a new asset that allows for greater throughput than the original asset. Please confirm our understanding, or if our understanding is not correct, explain this matter to us in more detail. If our understanding is correct, please quantify in future filings the amount of growth capital expenditures that had elements of

both maintenance and growth. We believe this provides important information to your investors in light of your partnership agreement's distinction between distributions of available cash from operating surplus and distributions of available cash from capital surplus.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief